EXHIBIT 21.1
Subsidiaries of the Registrant
 The subsidiaries of ZAGG Inc (the “Registrant”) with operations as of March 14, 2018, are listed below:

Subsidiary Name	Ownership	Jurisdiction
ZAGG Intellectual Property Holding Company, Inc.	100%	United States
ZAGG International Distribution Unlimited Company	100%	Ireland
ZAGG Retail, Inc.	100%	United States
Patriot Corporation	100%	Ireland
iFrogz Inc.	100%	United States
HzO, Inc.	8.55%	United States
mophie inc.	100%	United States
mophie LLC	100%	United States
Zagg (Shenzhen) Technology Development Co., Ltd.	100%	China
mophie Netherlands Cooperatie U.A.	100%	Netherlands
mophie Limited	100%	Hong Kong
ZAGG Netherlands BV	100%	Netherlands
ZAGG Hong Kong Limited	100%	Hong Kong
ZAGG Mobile Accessories Pty Ltd.	100%	Australia
ZAGG Japan G.K.	100%	Japan
ZAGG Singapore Pte. Ltd.	100%	Singapore
ZAGG Trading (Shenzhen) Co. Ltd.	100%	China